Exhibit 99.3

AMENDING AGREEMENT

AGREEMENT OF PURCHASE AND SALE

(Weyburn, Saskatchewan)

THIS AMENDING AGREEMENT made as of November 8, 2012.

BETWEEN:

PENN WEST PETROLEUM LTD., a body corporate with its head office located in Calgary, Alberta (hereinafter referred to as “PWPL”)

- and -

PENN WEST PETROLEUM, a partnership formed under the laws of Alberta (hereinafter referred to as “PWP”)

(PWPL and PWP hereinafter collectively referred to as “Vendor”)

- and -

FRANCO-NEVADA CORPORATION, a corporation existing under the laws of Canada (hereinafter referred to as “Purchaser”)

WHEREAS the Parties entered into an agreement entitled “Agreement of Purchase and Sale (Weyburn, Saskatchewan)” made as of November 6, 2012 respecting the sale and purchase of the entire right, title and interest of Vendor in and to the Assets (as defined therein) (the “Purchase and Sale Agreement”) and

WHEREAS the Parties wish to amend the Purchase and Sale Agreement, on the terms and conditions hereof;

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties have agreed as follows:

1.                                      Interpretation

(a)                                 Capitalized terms defined in the Purchase and Sale Agreement shall have the same meanings ascribed to them where used in this Amending Agreement, except as expressly set forth herein.

(b)                                 The definition of “Closing Date” contained in subsection 1.1(f) is hereby deleted and replaced with the following:

(i)                                     “‘Closing Date’ means November 13, 2012 or such other date as may be agreed upon in writing by Vendor and Purchaser.”

(c)                                  The definition of “Competition Act Approval” contained in subsection 1.1(i) is hereby deleted.

(d)                                 The definition of “Commissioner” contained in subsection 1.1(j) is hereby deleted.

(e)                                  From and after the date hereof, all references to “this Agreement”, “herein”, “hereto”, “hereof” and similar expressions mean and refer to the Purchase and Sale Agreement including all schedules attached thereto, as amended by this Amending Agreement.

(f)                                   The following definition is added as subsection 1.1(kk.1):

(i)                                     “’this Amending Agreement” means and refers to this amending agreement, in writing between the Parties;”

2.                                      Deletion of Mutual Condition

Section 3.1 of the Purchase and Sale Agreement entitled “Mutual Condition Precedent” is hereby deleted.

3.                                      Deletion of Competition Act Application Requirement

Article 10 of the Purchase and Sale Agreement entitled “COMPETITION ACT” is hereby deleted.

4.                                      Statement of Adjustments

The words “no later than 3 Business Days prior to the Closing Time” are hereby deleted from Section 7.1 of the Purchase and Sale Agreement and replaced by the words “no later than 2 Business Days prior to the Closing Time”.

5.                                      Ratification of Purchase and Sale Agreement

The Parties ratify the Purchase and Sale Agreement, as amended by this Amending Agreement, and acknowledge that the Purchase and Sale Agreement, as amended hereby, continues in full force and effect.

6.                                      Counterpart Execution

This Amending Agreement may be executed in counterpart, no one copy of which need be executed by Vendor and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the day and year first above written.

PENN WEST PETROLEUM LTD.			FRANCO-NEVADA CORPORATION

Per:	Signed:	“Murray R. Nunns”	Per:	Signed:	“David Harquail”
	Name:	Murray R. Nunns		David Harquail
	Title:	President and		President & CEO
Chief Executive Officer

Per:	Signed:	“Todd Takeyasu”
	Name:	Todd Takeyasu
	Title:	EVP & CFO

PENN WEST PETROLEUM,
By its Managing Partner,
PENN WEST PETROLEUM LTD.

Per:	Signed:	“Murray R. Nunns”
	Name:	Murray R. Nunns
	Title:	President and
Chief Executive Officer

Per:	Signed:	“Todd Takeyasu”
	Name:	Todd Takeyasu
	Title:	EVP & CFO